YUKON-NEVADA GOLD CORP.’S UNITED STATES SUBSIDIARY NEGOTIATES
US$35 MILLION
SENIOR SECURED PROMISSORY NOTES FINANCING

Vancouver, BC – August 28, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that, subject to regulatory approval, the Company has negotiated a Senior Secured Notes financing of up to US$35 million for its wholly-owned subsidiary, Queenstake Resources (USA) Ltd. (“Queenstake”). The Offering consists of Units, each Unit consisting of a Senior Secured Note in the principal amount of US$1,000 (a “Note”) of Queenstake and a Warrant to purchase 1,000 common shares in the capital of the Company (a “Warrant”). Each Warrant will be exercisable at a price of CDN$0.25 per share for a period of three years. The Notes and Warrants are non-transferable.

The Notes will mature eighteen (18) months from the date of issuance at 115% of the principal amount of such Notes. After eighteen (18) months from the date of issuance of a Note, a holder of a Note shall have the right to cause Queenstake to purchase all of its Notes then outstanding at a price equal to the sum of 115% of the principal amount of such Notes to be purchased. Queenstake shall have the right to repay the Notes at any time for an amount equal to 115% of the principal amount of such Notes and accrued and unpaid interest on the principal amount of the Notes.

The Notes will bear interest at an annual rate of fifteen percent (15%) in which the entire eighteen (18) month term shall be prepaid in full at the time of issuance of the Note.

The indebtedness represented by the Notes will be senior to all other indebtedness of Queenstake.

The Notes will be senior secured exclusively by all the assets of Queenstake located in the United States of America including, but not limited to the assets at Jerritt Canyon, Nevada. No assets in Canada are being pledged as security for the Notes, nor shall the Notes be guaranteed by the Company.

The Agent will be paid a cash fee equal to 7% of the aggregate gross proceeds of the offering and warrants equal to 7% of the total number of warrants issued on closing. The Warrants will be identical to the Warrants issued to the Investors.

Proceeds of the financing will be utilized to complete a revised mine plan for the Jerritt Canyon Mine to resume operation of Queenstake’s processing facilities and for general working capital.

Closing of the financing is subject to satisfactory completion of due diligence and execution of definitive documentation.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

     This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.